Exhibit 99.22

MAVERIX METALS INCREASES CREDIT FACILITY TO US$75 MILLION

April 8, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce it has amended and increased its revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada, allowing the Company to borrow up to US$75 million (the “Revolving Facility”). The Revolving Facility has a term of four years, which is extendable through mutual agreement between Maverix, CIBC, and National Bank. Maverix intends to use the increased Revolving Facility for future royalty or stream acquisitions and general corporate purposes.

The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.45% to 0.675% per annum, both of which are dependent on the Company’s leverage ratio.

Matt Fargey, CFO of Maverix, commented, “We are pleased to be able to increase the size and at the same time reduce the relative cost of our revolving credit facility and would like to thank both CIBC and National Bank for the continued support and confidence they have shown in our business model. The increased liquidity will allow us to continue growing our asset portfolio by acquiring high quality royalties and streams.”

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Matt Fargey

Chief Financial Offier

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.